Exhibit 4.55

English Translation for Reference Only

Wafer Sales Contract

Contract No.: NPM213012

Place of Signing: Nanjing

The Buyer: China Sunergy (Nanjing) Co., Ltd.

Legal Representative: Lu Tingxiu

The Seller: CEEG (Nanjing) Semiconductor Materials Co., Ltd.

Legal Representative: He Aoxi

In order to enhance the sense of responsibility of the Buyer and the Seller and ensure the realization of economic purposes of both parties respectively, this Contract is concluded based on the principles of equality and mutual benefit through friendly negotiation for the purpose of joint compliance.

I. Product Details and Price Settlement:

1.1	Product and price

	Product Name	Model	Specification	Quantity (Piece)	Unit Price (RMB/Piece)
1	Poly-wafer	S2 high-efficient	156×156	6,588023	6.5

Total	RMB 42,822,149.5 (in words: RMB Forty-two Million Eight Hundred and Twenty-two Thousand and One Hundred and Forty-nine Point Five Only)
Remarks

1. Product supply prices have included 17% value-added tax.

2. With consent from the Buyer, the Seller may deliver P1 common poly-wafer (refer to the Attachment) and supply sufficient quantity so as to meet the above total prices. The tax-included unit price of P1 common poly-wafer is RMB 6.15/piece.

1.2 Settlement mode:

Within ten (10) days after this Contract is signed and comes into effects, the Buyer makes payment for goods based on the banker's acceptance bill within six (6) months and the Seller arranges the shipment after receiving the payment for goods.

II. Mode of Performance of This Contract:

2.1 Delivery way

After the contract is signed, the Seller transports the products to the Buyer's warehouse within three (3) days after receiving the banker's acceptance bill. The Buyer shall receive the products in a timely manner and the Handler (power of attorney shall be submitted to the Seller for filing) authorized by the Buyer accepts, signs and confirms the delivered quantity and issues the receiving certificate.

2.2 When the goods are delivered to the Buyer, the risks of damage and loss of goods are transferred to the Buyer.

2.3 Product packing: Externally wrapped by clean plastic film and flexible packing is not recycled.

2.4 Overdue receiving: If the Buyer fails to receive the products based on the agreed delivery term and quantity without good reason, the Buyer shall bear the liquidated damages equal to 5‰ of such payment for goods for each day delay and the Seller is entitled to re-arrange the delivery date and batch. If the Buyer fails to pick up the goods over thirty (30) days, the Seller is entitled to collect the daily liquidated damages, rescind or terminate the contract and require the Buyer to pay the liquidated damages to the Seller based on 10% of corresponding amount of non-performed part in the total contract procurement quantity. The Buyer shall bear storage and other expenses therefrom and the product risks are transferred to the Buyer from the date of overdue receiving.

III. Transportation Insurance

3.1 Product transportation: Highway automobile transportation; the Seller organizes the vehicle and bears the loading & unloading and transportation expenses.

3.2 Product insurance: The Seller conducts the insurance and bears the expenses before delivery.

IV. Quality Indexes:

4.1 The quality indexes of products provided by the Seller shall meet Attachment 1 "Wafer Quality Standards".

4.2 The defect rate of wafer delivered by the Seller shall not exceed 0.3% (if the defect rate is within 0.3%, it is the reasonable and the Seller does not bear any responsibility) of delivered quantity. If the defect rate of wafer is greater than 0.3%, the Seller shall replace the part beyond 0.3% (excluding 0.3%) of delivered quantity with qualified products.

V. Acceptance Mode and Objection Term:

5.1 Acceptance mode

5.1.1 The Buyer shall accept the product quality (including appearance, model, specification and inherent quantity) within fifteen (15) days after the product delivery. If the Buyer has any objection to the products, the Buyer shall raise such objection in writing to the Seller within twenty (20) days after the product delivery. If the Buyer does not raise any objection within the above time limit, or the Buyer has put the objectionable products into use even though the Buyer raises objection within the above time limit, it is deemed that the Buyer confirms that the Seller's products completely meet all requirements of this Contract. After confirming the above objection in writing, the Seller shall replace the products with qualified products or supplement the shortage within thirty (30) days after written confirmation or when the products are delivered in the next month, and shall bear the transportation expenses therefrom.

5.1.2 If the Buyer raises any objection, the Buyer shall provide complete complaint data (including but not limited to: batch quantity, batch number, defect data, and defect picture); otherwise, it is deemed that the objection is invalid, and the Seller may not give a reply or bear any responsibility.

5.1.3 In case of any dispute with regard to the product quality, both parties may, through negotiation, determine a qualified thirty party inspection institution to detect the product and the blamable party bears the expenses.

VI. Confidentiality Obligation:

6.1 The Buyer and the Seller are obliged to keep this Contract (including but not limited to product model, specification, unit price, quantity, quality and settlement mode) confidential.

6.2 The Buyer shall strictly keep confidential existing production capacity, warehouse inventory, development plan and other business secret and product information of the Seller in the business.

VII. Liability for Breach of Contract:

7.1 Overdue payment liability

7.1.1 Mode of undertaking overdue payment liability (I): If the Buyer fails to make payment for goods in full within the term at the latest agreed upon in this Contract and the overdue payment is over fifteen (15) days, the Buyer shall pay the liquidated damages to the Seller from the date of payables agreed upon in the contract based on 3‰ of unpaid amount for each day delay till all overdue money is paid off, and the Seller is entitled to suspend the shipment of undelivered products.

7.1.2 Mode of undertaking overdue payment liability (II): If the Buyer fails to pay loans in full within the term at the latest agreed upon in this Contract, the Buyer shall pay the liquidated damages based on one-year loan interest rate of the bank at the same period/365 for each day delay till all overdue money is paid off, and the Seller is entitled to suspend the shipment of undelivered products.

7.1.3 Special descriptions:

The Seller has the right of selection application with regard to two modes of undertaking overdue payment liability in 7.1.1 and 7.1.2. The specific selection and implementation mode are as follows:

i) The Seller's selection right is applicable for any month after overdue payment of the Buyer, for example: The Seller may require the Buyer to undertake the liability for breach of contract based on "mode of undertaking overdue payment liability (I)" for the first month of overdue payment of the Buyer and may require the Buyer to undertake the liability for breach of contract based on "mode of undertaking overdue payment liability (II)" for the third month of overdue payment of the Buyer. The overdue liquidated damages are accumulated and calculated after calculation based on the mode of undertaking liability designated by the Seller.

ii) "Month" in 7.1.3 i) refers to calendar month, and the change of "mode of undertaking overdue payment liability" shall be subject to "month".

7.1.4 If the overdue payment is greater than sixty (60) days, the Seller is entitled to terminate or rescind this Contract in whole or in part unilaterally.

If the Seller terminates or rescinds the contract in whole or in part due to overdue payment of the Buyer, the Buyer shall pay the daily liquidated damages to the Seller pursuant to 7.1.3 and bear liquidated damages equal to 20% of overdue payment amount.

7.2 Quality default: If the Seller's products fail to meet the requirements in this Contract, the Buyer is entitled to require the Seller to replace them with products meeting the requirements in this Contract. If the products replaced by the Seller still fail to meet the contract agreement, the Buyer is entitled to require the return of goods. The remedy mode with regard to quality default in this article is the only remedy mode of the Buyer.

7.3 Secret divulgence liability: As for the ordinary secret divulgence of either party, the other party may require such party to bear the liability for breach of contract not more than RMB 1 million; if the Buyer encroaches on the business secret of the Seller, the Seller may require the Buyer to bear the liability for breach of contract of ordinary secret divulgence and require the Buyer to compensate for other economic losses.

7.4 Disclaimer: Within the scope allowed by law, the Seller does not make any other express or implied warranties for products or other contents and explicitly declares that no statutory, express or implied warranties are made, including warranties with regard to marketability, special applicability and non-infringement or all representations or warranties generated by the transaction or trade custom.

7.5 Limitation of liability: Within the scope allowed by law, under any circumstance, the Seller does not bear any indirect or derivative losses or damage (including loss of anticipated business profits, loss of other economic benefits in the future, etc.) due to the contract performance. Within the scope allowed by law, no matter any other provisions are included in this Contract, all accumulated liabilities of the Seller related to this Contract shall not exceed 10% of contract prices of products involving the breach of contract. The Buyer acknowledges and agrees that the limited remedy and limitation of liability in this Contract have been negotiated and are fundamental clauses of this Contract and the contract prices will be higher if no such limited remedy or limitation exists.

7.6 The Buyer and the Seller agree that: "If the liquidated damages are over-high, the default party may apply for reduction to the court and arbitral authority in Article 114, Contract Law" is waived.

7.7 The Buyer agrees that:

i) If the Buyer is involved in breach of contract to the affiliates of the Seller, the Seller is entitled to stop the shipment or temporarily withhold payment for goods of corresponding amount within the scope of its breach of contract.

ii) If the Buyer is involved in breach of contract to any contract between the Buyer and the Seller, the Seller is entitled to stop the shipment or temporarily withhold payment for goods of corresponding amount within the scope of its breach of contract.

7.8 The Buyer agrees that: If the Buyer and the Seller (and its affiliates) have contract relationship, its affiliates are entitled to their rights in relevant contract to the Seller and the Seller is entitled to transfer its rights in this Contract to its affiliates. Any dispute with regard to the performance of contract rights after the transfer shall be governed by the people's court with jurisdiction in the local place of the transferee of contract rights.

7.9 Two sellers are only responsible for their performance of this Contract but do not bear any joint liability.

VIII. No Resale

8.1 The Buyer commits that its products purchased from the Seller are only used to meet the production requirements of the Buyer or its affiliates but are not re-sold to any third party at home and abroad. In case of any such behavior, after verification, the Seller is entitled to confiscate the paid money for goods of the Buyer and require the Buyer to pay the liquidated damages equal to 20% of total amount of involved products; if the abovementioned liquidated damages fail to offset actual losses against the Seller, the Buyer shall bear the damage compensation liabilities to the Seller according to the facts.

8.2 "Affiliates" in this Agreement refer to the company which is directly or indirectly controlled by a party, which is controlled together with the party, and which controls the party."Control" refers to direct or indirect holding of more than 50% (including 50%) of shares or equity with voting power of the company.

IX. Non-compete

The Buyer commits that: Within the valid term of this Contract, the Buyer and its affiliates shall not be engaged in the production of any products having competitive relation with the Seller by investment, holding, agreement control or other modes. In case of any breach of the above commitment, the Seller may require the Buyer to stop such behavior forthwith. If the Buyer does not stop such behavior within thirty (30) days, the Seller is entitled to unilaterally rescind or terminate any agreement/contract with the Buyer and is entitled to require the Buyer to bear the liquidated damages equal to 30% of amount of involved products.

X. Settlement of Dispute:

10.1 With regard to matters uncovered herein, both parties may negotiate separately and sign an official supplemental agreement in writing.

10.2 In order to improve the contract performance efficiency, both parties have fully assessed the contract performance mode and remedy for breach of contract; in case of any dispute, both parties shall negotiate fully and agree to guarantee their own benefits based on the remedy mode (including the default punishment and settlement of dispute) agreed upon in this Contract only.

10.3 This Contract is subject to the laws of the People's Republic of China. In case of any dispute during the performance, both parties shall settle such dispute through negotiation at first. If negotiation fails, such dispute is governed by the local people's court of the party lodging the lawsuit.

XI. Contract Effectiveness:

11.1 The Buyer and the Seller unanimously confirm that the representatives signing this Contract have obtained their full authorization and this Contract comes into effect after seal by both parties and signature by authorized representatives.

11.2 All pages of this Contract are signed by authorized representatives or affixed with seal on the perforation.

11.3 Without negotiation by both parties, neither party may unilaterally terminate or change this

Contract.

XII. Contact and Notice:

Any notice and document sent by either party to the other party must be subject to the following address:

The Buyer: China Sunergy (Nanjing) Co., Ltd.

Address: No.123, Focheng West Road, Jiangning Economic & Technological Development Zone, Nanjing

Contact Person: Dai Guoqing; Tel.: 025-52766666 Email: guoqing.dai@chinasunergy.com

The Seller: Address of CEEG (Nanjing) Semiconductor Materials Co., Ltd.

Address: No.6, Shuige Road, Jiangning Economic & Technological Development Zone, Nanjing

Contact Person: Liu Jincai	Tel.: 025-52095908	Email: liujc@ceeg.cn

In case of any change of contact way, either party shall give a notice to the other party forthwith; otherwise, the blamable party shall bear any losses therefrom.

XIII. Miscellaneous

This Contract is made in quadruplicate with each party holding two (2) copies respectively and all having the same legal effect.

(no text below)

The Buyer (seal): China Sunergy (Nanjing) Co., Ltd	The Seller (seal): CEEG (Nanjing) Semiconductor Materials Co., Ltd

/s/ The Buyer (seal): China Sunergy (Nanjing) Co., Ltd	/s/ The Seller (seal): CEEG (Nanjing) Semiconductor Materials Co., Ltd

Address: No.123, Focheng West Road, Jiangning Economic & Technological Development Zone, Nanjing	Address: No.6, Shuige Road, Jiangning Economic & Technological Development Zone, Nanjing

Tel.: 025-52766666	Tel.: 025-52095917

Fax: 025-52766666	Fax: 025-52095953

E-mail:guoqing.dai@chinasunergy.com	E-mail: liujc@ceeg.cn

Authorized Signer (signature):	Authorized Signer (signature): Liu Jincai

Title:	Title:

Date: November 4 ,2013	Date: